UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)
of the
SECURITIES EXCHANGE ACT OF 1934

Date of Event Requiring Report: April 4, 2005

HENDRX CORP.
(Exact name of registrant as specified in its charter)

NEVADA
(State or other jurisdiction of incorporation or organization)

000-50546	86-0914052
(Commission File Number)	(IRS Employer Identification Number)

Hendrik Tjandra, Chief Executive Officer
3665 Ruffian Road, Suite 225, San Diego, California 92123
(Address of principal executive offices)

(778) 889-8014
(Registrant's telephone number, including area code)

Starsoft, Inc.
(Former Name or Former Address, If Changed Since Last Report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 5.02   **Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers**

(a) Effective April 4, 2005, the board of directors of Hendrx Corp. (formerly "Starsoft, Inc.")(the "Company") accepted the resignation of Saleem Mohamed as a Company director.

(b) Effective April 4, 2005, the board of directors of Hendrx Corp. (formerly "Starsoft, Inc.") (the "Company") accepted the resignation of Anthony Lee as the Company's president and chief executive officer officer.

(c) Effective April 4, 2005, the board of directors appointed Mr. Hendrik Tjandra as the Company's chief executive officer. Mr. Tjandra also serves as chairman of the Company's board of directors.

Mr. Tjandra graduated from China's Fujian Normal University with a degree in physics. Mr. Tjandra's experience includes acting as a deputy general manager of Alim Steel, an Indonesian steel producer from 1983 until 1990 and as the general manager of PT AECO, an Indonesian electronic's manufacturer from 1990 until 1993. Subsequently, Mr. Tjandra returned to Fujian, China and established Fujian Tian Yu Steel, now a significant regional steel producer and Fujian which has developed many electronic products including DVD players, cell phone batteries, televisions, air conditioner, atmospheric water purifiers and drinking machines.

On December 16, 2004 the Company concluded a Share Purchase Agreement ("Agreement") with Eastway Global Investment Limited ("Eastway"), Fujian Yuxin Equipment Co., Ltd. ("Yuxin"), Hendrik Tjandra and David Tjahjadi in connection with the Company's acquisition of Eastway and its wholly owned subsidiary Yuxin. Under the Agreement the Company must pay to Hendrik Tjandra, the sole shareholder of Eastway, an aggregate of $3,500,000 over staggered dates to be satisfied in full by August 31, 2005 and 12,720,000 common shares of the Company's stock with an earn out bonus to be paid in additional shares of the Company's common stock, in equal parts, to Hendrik Tjandra and David Tjahjadi within 30 days of the Company's first publication of audited gross revenues in excess of $15,000,000 , the payment of which will cause Hendrik Tjandra and David Tjahjadi to hold, on the date of issuance, an aggregate number of shares equal to 51% of the Company's issued and outstanding common stock.

The Company has not entered into any related transactions with Mr.Tjandra except that Agreement, detailed herein and has not entered into any employment agreement in connection with his appointment as chief executive officer.

(d) Effective April 4, 2005 Jane Yang was appointed to the Company's board of directors to serve until the Company's next Annual Meeting of Stockholders.

Ms. Yang graduated from Shanghai University, holds a Masters of Business Administration from San Francisco State University and completed a two year International Management and Business Program offered jointly by the San Francisco and Shanghai city governments. Ms. Yang is currently the chief executive officer of Flixx-Avatar Ltd. of Birmingham, United Kingdom, is a merchant banking business that is active in international trade and finance since 1996 and the chief financial officer of Commercial Scientific Corporation, a private company based in Los Angeles, California that offers financial and commercial advisory services for development stage companies with high growth potential since 1995. Ms. Yang's prior experience includes acting as the chief financial officer of Makers International, Inc., an exporter of technologically advanced medical equipment from 1990 to 1995 and vice-president of the Shanghai Research Institute of Industrial Microbiology a state owned enterprise involved in research and development, product development, marketing and sales from 1980 to 1990.

The appointment of Ms. Yang to the Company's board of directors was not based on any prior understanding or arrangement. The Company has not entered into any related transactions with Ms. Yang and has not at this time determined whether Ms. Yang will serve on any standing committee.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant caused this report to be signed on its behalf by the undersigned thereunto duly authorized

Hendrx Corp.

<u>Signature</u>	<u>Date</u>
By: <u>/s/ Hendrik Tjandra</u> Name: Hendrik Tjandra Title: Chief Executive Officer	April 13, 2005